EXHIBIT 99.63

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts are in United States dollars, unless stated otherwise)

Wednesday, July 6, 2011

Alamos Gold Reports Second Quarter 2011 Operating Results and Provides Notice of

Second Quarter 2011 Financial Results Conference Call

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) reports operating results for the second quarter of 2011. The Company intends to release its second quarter 2011 financial results on the morning of August 4, 2011, and management will host a conference call later that day at 12:00 PM Eastern Standard Time.

Second Quarter 2011 Operating Results

In the second quarter of 2011, the Mulatos Mine produced 36,000 ounces of gold at an expected cash operating cost (exclusive of the 5% royalty) at the low-end of the Company’s guidance of $365 to $390 per ounce. Quarterly gold production was approximately 6% lower than gold production of 38,400 ounces in the second quarter of 2010, and slightly below first quarter 2011 gold production of 37,500 ounces. Gold production for the first half of 2011 totalled 73,500 ounces, and the Company is on track to meet its annual production forecast range of 145,000 to 160,000 ounces. The Company also reports that it sold 37,800 ounces in the second quarter of 2011 at an average realized gold price of $1,504 per ounce for revenues of $56.9 million.

During the second quarter of 2011, crusher throughput averaged approximately 15,000 tonnes of ore stacked per day (“tpd”). Furthermore, crusher throughput in the month of June averaged 16,100 tpd, a record monthly throughput rate and the third consecutive month of improved throughput. This represents a significant improvement from 11,900 tpd achieved in the first quarter of 2011. The Company has been able to achieve budgeted crusher throughput while maintaining a crusher product size stacked on the leach pad of 90% passing 3/8th’s of an inch. The Company believes that it can meet or exceed average daily crusher throughput of 15,000 tonnes per day throughout the remainder of the year.

The recovery ratio1 in the second quarter of 2011 of 64% was significantly below the recovery ratio of 86% in the first quarter of 2011 and below the annual budget of 70%. This recovery ratio was attributable to lower solution flow and low concentrations of cyanide in solution. The Company experienced extreme drought conditions throughout the first half of 2011, with less than seven millimetres of rain over this period. As a result, solution flow was impacted in the month of June 2011.

The Company’s primary cyanide supplier experienced flooding at its main production facility in the second quarter, which reduced cyanide shipments to the Company’s Mulatos Mine. As a result, the Company was unable to maintain optimal concentrations of cyanide in solution throughout the month of June. The Company’s supplier is working to resume regular

[1]	“recovery ratio” is defined as the ratio of gold ounces produced divided by the number of contained ounces stacked over a specific period

TRADING SYMBOL: TSX:AGI

shipments as soon as possible. The Company has been able to source an alternative supply to augment its existing contract and is expecting to begin receiving these shipments in early August. The Company expects to recover the deferred production throughout the remainder of 2011. On a year-to-date basis, the recovery ratio of 74% remains above the Company’s full year budgeted recovery ratio of 70%.

Key operational metrics and production statistics for the second quarter of 2011 compared to the second quarter of 2010 are presented in Table 1 at the end of this press release.

Notice of Second Quarter 2011 Financial Results Conference Call

The Company’s senior management will host a conference call on Thursday, August 4, 2011 at 12:00 PM Eastern Standard Time to discuss the 2011 second quarter financial results, and to provide an update of the Company’s operating, exploration, and development activities.

Participants may join the conference call by dialling 1 (800) 769-8320 or 1 (416) 695-7848 for outside Canada and the United States.

A recorded playback of the conference call can be accessed after the event until August 18, 2011 by dialling 1 (800) 408-3053 or 1 (905) 694-9451 for calls outside Canada and the United States. The pass code for the conference call playback is 7673370, followed by the # key. A live and archived audio webcast will also be available on the Company’s website at www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs approximately 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $200 million cash on hand, is debt-free, and unhedged to the price of gold. As of June 30, 2011, Alamos’ had 117,084,606 common shares outstanding (125,255,506 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Allan Candelario
President and Chief Executive Officer	Investor Relations
(416) 368-9932	(416) 368-9932 x 206

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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TRADING SYMBOL: TSX:AGI

Cautionary Non-GAAP Statements

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Total cash costs” as used in this analysis is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company per ounce of gold by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “total cash costs” as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects the per ounce “cash operating costs” allocated from in-process and dore inventory associated with ounces of gold sold in the period, plus applicable royalties. “Total cash costs” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed, gold recovery rates and gold prices during the period.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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TRADING SYMBOL: TSX:AGI

Table 1: Production Summary & Statistics (1,2)

	Q2	Q2	Change
	2011	2010	(%)

Ounces of Gold Produced (3)	36,000	38,400	-6%

Ore mined (tonnes, 000s)	1,320	1,188	11%

Waste mined (tonnes, 000s)	850	1,117	-24%

Total Material (tonnes, 000s)	2,170	2,305	-6%

Waste-to-Ore Ratio (×)	0.64	0.94	-32%

Ore Crushed (tonnes, 000s)	1,373	1,202	14%

Grade (g/t Au)	1.27	1.64	-23%

Contained Ounces Stacked	56,100	63,500	-12%

Ounces Produced (Au)	36,000	38,400	-6%

Ratio of Gold Production to Contained Ounces Stacked	64%	60%	5%

(1)	All amounts for Q2-2011 are preliminary and based on initial end of period estimates. Final adjustments may be required.
(2)	Certain numbers may not compute due to the effects of rounding and truncation.
(3)	Before final refinery settlements, which may result in increases or decreases to reported gold production.

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